Exhibit 4.64

ASSET PURCHASE AGREEMENT

ENTERED INTO in the City of Montréal, Province of Québec, on July 29, 2015.

BETWEEN:	BIRKS GROUP INC., represented by Jean-Christophe Bédos, its President and Chief Executive Officer and Marco Pasteris, Vice-President Business Development & Support, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as the “Seller”)

AND:	RIDEAU RECOGNITION SOLUTIONS INC., represented by Peter W. Hart, its Chief Executive Officer, and Jean-François Grou, its President and Chief Operating Officer, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as the “Buyer”)

WHEREAS the Seller carries on a corporate sales business under the name “Birks Business” and/or “Birks Corporate Sales”;

WHEREAS the Seller wishes to sell certain assets, as described herein, to the Buyer in consideration of the payment of the Purchase Price and assumption of the Assumed Liabilities and Assumed Contracts (each as hereinafter defined) ;

WHEREAS the Buyer wishes to purchase those assets from the Seller;

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS

The following terms are used in this Agreement and, unless indicated to the contrary, apply to the Business and the Assets exclusively.

“Actual Inventory Value” – as defined in Section 2.8.

“Agreement” – this asset purchase agreement, as amended from time to time.

“Approved Distributors” – companies or other legal entities (such as partnerships, trusts, foundations and not-for-profit organisations) listed in Exhibit B hereto, as updated from time to time at the request of Buyer, subject to the prior written approval of Seller at its sole discretion, acting reasonably and to reflect the current list of active Approved Distributors.

“Assets” – as defined in Section 2.1.

“Assumed Contracts” – as defined in Section 2.1.

“Assumed Liabilities” – as defined in Section 2.4.

“Baseline Inventory Value” – as defined in Section 2.8.

“Best Efforts” – the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably possible, provided, however, that a Person required to use Best Efforts under this Agreement will not be thereby required to take actions that would result in a material adverse change for such Person or to dispose of or make any change to its business, expend any funds or incur any other burden.

“Bill of Sale” – as defined in Section 2.7(a)(i).

“Breach” – any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract, or any event which with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy or failure.

“Business” – the Birks Corporate Sales business carried on by the Seller.

“Business Day” – any day other than (a) Saturday or Sunday or (b) any other day on which banks in Canada are permitted or required to be closed.

“Buyer” – as defined in the first paragraph of this Agreement.

“Closing” – the closing of the Contemplated Transactions.

“Closing Date” – the date of Closing, which shall be five (5) calendar days following the date of this Agreement (or if such day is not a Business Day, the next Business Day), or such other date agreed otherwise in writing by the Parties.

“Consent” – any approval, consent, ratification, waiver of consent or other authorization.

“Contemplated Transactions” – all of the transactions contemplated by this Agreement.

“Contract” – any agreement, contract or lease, (whether written or oral), legally binding and pertaining to, and used in a dedicated manner in, the Business.

“Corporate Clients” – clients who are companies or other legal entities such as partnerships, trusts, foundations and not-for-profit organisations, which acquire jewelry, watches, gifts and related accessories for their employees as part of a recognition program or for their gifting programs or for their sales channel partners’ employees incentive programs only, and exclude retail customers and the general public.

“COSAR” – the COSAR software platform solution provided by Summit-Tech Multimedia Communications Inc. and currently used by Seller to operate the Business.

“Damages” – as defined in Section 10.2.

“Employee Plans” – as defined in Section 3.11.

“Encumbrance” – any hypothec, charge, prior claim, lien, option, pledge, security interest, mortgage, right of first option, right of first refusal or similar restriction or other claim, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership, of any nature or type whatsoever.

“Excluded Assets” – as defined in Section 2.2.

“GAAP” – generally accepted accounting principles for financial reporting in the United States of America, applied on a basis consistent with the basis on which the balance sheet and the other financial statements referred to in Section 3.3 were previously prepared.

“Governing Documents” – with respect to a corporation, (a) the articles or certificate of incorporation and the bylaws; and (b) any amendment or supplement to any of the foregoing.

“Governmental Authorization” – any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” – any:

(a)	nation, province, state, county, city, town, borough, village, district or other jurisdiction;

(b)	federal, provincial, state, local, municipal, foreign or other government;

(c)	governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers);

(d)	multinational organization or body;

(e)	body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or

(f)	official of any of the foregoing.

“Hired Active Employees” as defined in Section 9.1.

“Indemnifying Person” – as defined in Section 10.6.

“Inventory” – all finished goods inventory of Seller dedicated to or reserved for the Business, wherever located.

“Joint Inventory Review”– as defined in Section 2.8.

“Knowledge” – in respect of Seller, the actual knowledge of Marco Pasteris, Carlo Coda-Nunziante and Hélène Messier and in respect of Buyer the actual knowledge of Peter W. Hart and Jean-François Grou, provided that in each case an individual will be deemed to have knowledge of a particular fact or other matter if:

(a)	that individual is actually aware of that fact or matter; or

(b)	a prudent individual holding such officer position could be or should be expected to know of that fact or matter in the course of holding such officer position.

“Lease” – any immovable or other lease or rental agreement, license, right to use or installment and conditional sale agreement to which Seller is a party in respect of the Assets or Business.

“Legal Requirement” – any applicable federal, provincial, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Liability” – with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Licence Agreement” –the Licence Agreement, in the form and content provided for in Exhibit A hereto, to be entered into by and between the Buyer and Seller at Closing.

“LOI” – the letter of intent signed by the Parties, dated March 5, 2015 and counter–signed on March 9, 2015.

“Material Adverse Effect” means any change, effect, event, fact, development, circumstance or condition having a material adverse effect on the Business taken as a whole, provided however that changes, effects, events, facts, developments, circumstances or conditions relating to the following shall not be deemed to constitute a Material Adverse Effect: (a) changes in economic or political conditions or the financing, banking, currency or capital markets in general;(b) changes in Legal Requirements not published at the date of this Agreement or interpretations thereof or changes in GAAP not published at the date of this Agreement; (c) changes generally affecting industries, markets or geographical areas in which the Business is conducted; (d) the failure of the Seller (after seeking consent from, and being denied consent by, the Buyer) to take any action restricted or prohibited under Section 5.1, which, if taken by the Seller, would have prevented or mitigated any resulting material adverse effect on the Business or the Assets, taken as a whole, or the Seller; (e) any force majeure, whether or not occurring or commenced before or after the date of this Agreement; or (f) seasonal changes in the results of operations of the Business; provided however that, such changes, effects, events, facts, developments, circumstances or conditions described in clauses (a), (b) and (c), may be taken into account only to the extent they disproportionately affect the Business as compared to other businesses in the industries in which the Business operates. For the avoidance of doubt, a “Material Adverse Effect” will be measured only against past performance of the Business, and not against any forward-looking statements, projections or forecasts of the Business (or any other Person).

“Material Consents” – as defined in Section 6.3.

“Material Interest” – an interest, which based on its significance in the circumstances would be considered to be important by an unrelated party having no interest therein.

“Nonmaterial Consents” – as defined in Section 2.9.

“Order” – any binding order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course of Business” – an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action:

(a)	is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person;

(b)	does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and

(c)	is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person.

“Parties” – Buyer and Seller, and “Party” means either Seller or Buyer depending on the context.

“Permitted Encumbrances” – as defined in Section 3.6.

“Person” – an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

“Proceeding” – any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“PRO FORMA EBITDA” –Actual EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted to include royalties defined in the Licence Agreement and discounts from Seller’s suggested retail price as defined in the Supply Agreement.

“Purchase Price” – as defined in Section 2.3.

“Record” or “Records” – information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Related Person”-

With respect to a particular individual:

(a)	each other member of such individual’s Family;

(b)	any Person that is directly or indirectly controlled by any one or more members of such individual’s Family;

(c)	any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and

(d)	any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(a)	any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person;

(b)	any Person that holds a Material Interest in such specified Person;

(c)	each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity);

(d)	any Person in which such specified Person holds a Material Interest; and

(e)	any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, (a) “control” (including “controlling”, “controlled by” and “under common control with”) Means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act (Québec); (b) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree and (iv) any other natural person who resides with such individual; and (c) “Material Interest” means direct or indirect beneficial ownership of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

“Representative” – with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Restricted Material Contracts” as defined in Section 2.9.

“Secured Creditor Confirmation Letters” – letters from Bank of America, N.A., Crystal Financial LLC, Damiani International B.V., Damiani S.p.A., Damiani USA, Corp. and Investissement Quebec, substantially in the form and content as attached in Exhibit A.

“Seller” – as defined in the first paragraph of this Agreement.

“Seller Contract” – any Contract (a) under which Seller has or may acquire any rights or benefits; (b) under which Seller has or may become subject to any obligation or liability; or (c) By which Seller or any of the assets owned or used by Seller is or may become bound.

“Software” – all computer software and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith.

“Summit Confirmation Letter” – a consent letter from Summit-Tech Multimedia Communications Inc. to Buyer and Seller confirming that Buyer will be extended the same terms and conditions of use of COSAR, substantially in the form and content as attached in Exhibit A.

“Supply Agreement” – the Supply Agreement, in the form and content provided for in Exhibit A hereto, to be entered into by and between the Buyer and Seller at Closing, as thereafter amended from time to time.

“Tangible Personal Property” – as defined in Section 2.1(b).

“Tax” – any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.

“Tax Act”– the Income Tax Act (Canada) and, as applicable, the Quebec Taxation Act.

“Tax Return” – any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third party” – a Person that is not a party to this Agreement.

“Third-Party Claim” – any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

“Transition Agreement” – the Transition Agreement, in the form and content provided for in Exhibit A hereto, to be entered into by and between the Buyer and Seller at Closing, as thereafter amended from time to time.

“Website Agreement” – the Website License Agreement, in the form and content provided for in Exhibit A hereto, to be entered into by and between the Buyer and Seller at Closing.

ARTICLE II

SALE OF ASSETS

2.1	SALE OF ASSETS

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in the following assets pertaining to, and used in a dedicated manner in, the Business (but excluding for greater certainty the Excluded Assets) (collectively the “Assets”):

(a)	All Seller Contracts (including, service, support and subscription agreements) pertaining to the Business and all the rights of the Seller regarding the COSAR (hereinafter collectively referred to as the “Assumed Contracts’’);

(b)	All Inventory and product brochures for products described in the Supply Agreement (the “Tangible Personal Property”) owned by the Seller or any of its affiliates;

(c)	All files and documents, including without limitation, lists of clients and suppliers, credit information, cost and pricing information, business reports, plans and projections and all other correspondence and information, in any format and media whatsoever, directly pertaining to and used in a dedicated manner in, the Business or the Tangible Personal Property;

(d)	Any goodwill directly pertaining to and used in a dedicated manner in, the Business;

(e)	Employment contract with each of the Hired Active Employees.

Notwithstanding the foregoing, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Assets unless Buyer expressly assumes that Liability pursuant to Section 2.4.

2.2	EXCLUDED ASSETS

Notwithstanding anything to the contrary contained elsewhere in this Agreement, the following assets of Seller (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder and excluded from the Assets:

(a)	Any and all intellectual property of the Seller whether or not pertaining to, or used in, the Business (provided that any intellectual property owned by the Seller required to conduct the Business will be subject to the Licence Agreement);

(b)	Any accounts receivable, whether or not pertaining to or used in the Business, as well as any revenues, claims or credits relating to the period prior to the Closing;

(c)	Any cash or cash equivalent, on hand or in bank accounts, whether or not pertaining to or used in the Business;

(d)	Any IT systems not exclusively used in the Business;

(e)	Any permits and licenses not exclusively used in the Business;

(f)	Any real estate property or leases;

(g)	Any corporate records or minute books;

(h)	Any financial and tax records; and

(i)	Any asset which is not dedicated to the Business.

2.3	PURCHASE PRICE

In addition to the assumption of the Assumed Liabilities, the purchase price consideration to be paid by the Buyer to the Seller (the “Purchase Price”) shall be equal to Five Million Six Hundred Twenty-Five Thousand Dollars ($5,625,000). The Purchase Price, together with applicable sales, excise or similar taxes, shall be paid by wire transfer to the Seller entirely at Closing.

2.4	ASSUMED LIABILITIES

The Buyer shall assume those liabilities disclosed by the Seller and set out in Schedule 2.4 hereto, which are related to the Business (“Assumed Liabilities”). The Buyer shall assume no other liabilities of the Seller whatsoever, whether accrued, absolute, contingent or otherwise.

2.5	ALLOCATION

The Purchase Price shall be allocated in accordance with Schedule 2.5. After the Closing, the parties shall make consistent use of the allocation, fair market value and useful lives specified in Schedule 2.5 for all Tax purposes and in all filings, declarations and reports with the competent Tax authorities. In any Proceeding related to the determination of any Tax, neither Buyer nor Seller shall contend or represent that such allocation is not a correct allocation.

2.6	CLOSING

The purchase and sale provided for in this Agreement (the “Closing”) will take place at the offices of Buyer’s counsel in Montréal, at 10AM on the Closing Date, unless Buyer and Seller otherwise agree. Subject to the provisions of Article VIII, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.6 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. In such a situation, the Closing will occur as soon as practicable, subject to Article 8.1.

2.7	CLOSING OBLIGATIONS

In addition to any other documents to be delivered or other actions to be taken under other provisions of this Agreement, the obligations of the parties to this Agreement to complete the transactions described herein shall be subject to the respective Seller and Buyer satisfying their respective conditions precedent at the Closing:

(a)	As conditions, precedent to the obligations of the Buyer, the Seller shall deliver to Buyer:

(i)	a bill of sale for all the Assets that are Tangible Personal Property in the form of Schedule 2.7(a)(i) (the “Bill of Sale”) executed by Seller;

(ii)	the Licence Agreement, executed by the Seller;

(iii)	the Supply Agreement, executed by the Seller;

(iv)	the Transition Agreement, executed by the Seller;

(v)	the Website Agreement, executed by the Seller;

(vi)	the Summit Confirmation Letter, executed by Summit-Tech Multimedia Communications Inc.;

(vii)	an intellectual property assignment, executed by Seller, in respect of ownership rights it may hold in COSAR, if any, in the form attached hereto in Exhibit A;

(viii)	the Secured Creditor Confirmation Letters;

(ix)	a bringdown certificate executed by Seller as to the accuracy of its representations and warranties pursuant to Section III hereunder as of the Closing (subject to Ordinary Course of Business);

(x)	certificates of Attestation and Good Standing in respect of Seller issued by the competent Governmental Body; and

(xi)	a certificate of an Officer of Seller certifying and attaching all requisite resolutions or actions of Seller’s board of directors approving the execution and delivery of this Agreement and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of Seller executing this Agreement and any other agreement relating to the Contemplated Transactions;

(b)	As conditions precedent to the obligations of the Seller, Buyer shall deliver to Seller, as the case may be:

(i)	the Licence Agreement, executed by Buyer;

(ii)	the Supply Agreement, executed by Buyer;

(iii)	the Transition Agreement, executed by Buyer;

(iv)	the Website Agreement, executed by Buyer;

(v)	a bringdown certificate executed by Buyer as to the accuracy of its representations and warranties in Section IV of this Agreement as of the Closing;

(vi)	certificates of Attestation and Good Standing in respect of Buyer issued by the competent Governmental Body; and

(vii)	a certificate of the Secretary of Buyer certifying and attaching all requisite resolutions or actions of Buyer’s board of directors approving the execution and delivery of this Agreement and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of Buyer executing this Agreement and any other document relating to the Contemplated Transactions.

2.8	PURCHASE PRICE ADJUSTMENTS

(a)	The parties agree that the Purchase Price shall be adjusted as follows:

(i)	On the Closing Date (or such other date on or about Closing as reasonably agreed to by the Parties), the Parties will conduct a joint physical review of the Inventory in accordance with the methodology set forth in Schedule 2.8 (“Joint Inventory Review”):

1.	If the Joint Inventory Review reveals that actual Inventory value (“Actual Inventory Value”) is greater than the baseline value of Inventory set forth in Schedule 2.8 (“Baseline Inventory Value”), the Purchase Price shall be increased, on a dollar for dollar basis, by an amount equal to the difference between the Actual Inventory Value and the Baseline Inventory Value.

2.	If the Joint Inventory Review reveals that the Actual Inventory Value is lesser than the Baseline Inventory Value, the Purchase Price shall be reduced, on a dollar for dollar basis, by an amount equal to the difference between the Baseline Inventory Value and the Actual Inventory Value.

(ii)	The Purchase Price shall be reduced by an amount equal to the Hired Active Employees’ accrued vacation amount owing by Seller as at Closing and which shall be assumed by Buyer as at Closing.

(b)	The Parties shall settle and the Party which owes the other Party shall pay the other as soon as reasonably possible following the Closing and in any event no later than Ten (10) Business Days following the Closing Date.

(c)	Except as provided in this Section 2.8, Section 9.1 and Article X, there will be no other Purchase Price adjustment, including inter alia based on findings in the due diligence, based on Schedule 3 of the LOI or any other provision thereof or based on discussions with Business clients or suppliers.

2.9	CONSENTS

(a)	Seller shall use Best Efforts to obtain on or about the Closing the Material Consents from the co-contractant for the assignment of the relevant Assumed Contract from Seller to Buyer in the context of the Contemplated Transactions. If there are any Material Consents that have not yet been obtained (or otherwise are not in full force and effect) as of the Closing, in the case of each Assumed Contract as to which such Material Consents were not obtained (or otherwise are not in full force and effect) (the “Restricted Material Contracts”), Buyer may waive the closing conditions as to any such Material Consent and Seller shall continue its efforts to obtain the Material Consents.

If Closing occurs, notwithstanding Sections 2.1 and 2.4, neither this Agreement nor any other document related to the consummation of the Contemplated Transactions shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the corresponding Restricted Material Contract, and following the Closing, the parties shall use Best Efforts, and cooperate with each other, to obtain the Material Consent relating to each such Restricted Material Contract as quickly as practicable. Pending the obtaining of such Material Consents relating to any Restricted Material Contract, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the Restricted Material Contract for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer of any and all rights of Seller against a third party thereunder). Once a Material Consent for the sale, assignment, assumption, transfer, conveyance and delivery of a Restricted Material Contract is obtained, Seller shall promptly assign, transfer, convey and deliver such Restricted Material Contract to Buyer, and Buyer shall assume the obligations under such Restricted Material Contract assigned to Buyer from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement (which special-purpose agreement the parties shall prepare, execute and deliver in good faith at the time of such transfer, all at no additional cost to Buyer).

(b)	For those Consents not listed on Schedule 6.3 and necessary for the assignment and transfer of any Assumed Contracts to Buyer (the “Nonmaterial Consents”), the parties shall following the Closing, use Best Efforts, and cooperate with each other, to obtain the Nonmaterial Consents as quickly as practicable. Pending the obtaining of such Nonmaterial Consents, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the specific underlying Assumed Contract for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer of any and all rights of Seller against a third party thereunder). Once a Nonmaterial Consent for the sale, assignment, assumption, transfer, conveyance and delivery of an Assumed Contract is obtained, Seller shall promptly assign, transfer, convey and deliver such Nonmaterial Contract to Buyer, and Buyer shall assume the obligations under such Assumed Contract assigned to Buyer from and after the date of assignment to Buyer.

2.10	DUE DILIGENCE

Further to the LOI, Buyer has delivered to Seller a Due Diligence Notice dated June 26, 2015 whereby Buyer confirmed having completed its Due Diligence (as defined in the LOI), subject to review of Highly Sensitive Information (as defined in the LOI) and discussions with employees, suppliers and customers including consents on transfer of Assumed Contracts. Prior to the execution and delivery of this Agreement, Buyer has completed its due diligence on the Highly Sensitive Information. Buyer declares itself satisfied with all due diligence results up to the date of this Agreement and acknowledges that is has no further right to due diligence in connection with the Contemplated Transactions, except (i) in respect of any material information which would have been inaccurate or incomplete when provided by Seller to Buyer; (ii) Buyer’s communications with key clients of the Business pertaining to the Material Consents (and which will only be allowed once Buyer has confirmed in writing to Seller the execution of definitive agreements by Buyer for its financing of the Contemplated Transactions); and (iii) the whole without prejudice to the Buyer’s rights of indemnification pursuant to Article X hereunder.

ARTICLE III

SELLER REPRESENTATIONS AND WARRANTIES

The Seller represents and warrants to the Buyer that:

3.1	ORGANIZATION AND GOOD STANDING

Seller is a corporation duly organized, validly existing and in good standing under the laws of Canada, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use in the Business, and to perform all its obligations under the Assumed Contracts;

3.2	ENFORCEABILITY; AUTHORITY; NON-CONFLICT

(a)	This Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms. Upon the execution and delivery by Seller of the COSAR intellectual property assignment, the BPR Agreement, the Supply Agreement, the Licence Agreement, the Transition Agreement and each other agreement to be executed or delivered by Seller at the Closing (collectively, the “Seller’s Closing Documents”), each of Seller’s Closing Documents will constitute a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms. Seller has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Seller’s Closing Documents to which it is a party and to perform its obligations under this Agreement and the Seller’s Closing Documents, and such action has been duly authorized by all necessary action by Seller’s directors.

(b)	Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i)	Breach (a) any provision of any of the Governing Documents of Seller or (b) any resolution adopted by the board of directors or the shareholders of Seller;

(ii)	Violate any Legal Requirement applicable to Seller or give any Governmental Body or other Person having authority or a right against Seller, the right to prohibit or restrict any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller, or any of the Assets, may be subject;

(iii)	Contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body having authority over Seller the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by Seller and pertains to the Business or that otherwise relates to the Assets;

(iv)	Save and except for those Taxes which are to be paid by Buyer to Seller with the Purchase Price, cause Buyer to become subject to, or to become liable for the payment of, any Tax;

(v)	Breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Assumed Contract;

(vi)	Result in the imposition or creation of any Encumbrance (other than Permitted Encumbrances) upon or with respect to any of the Assets; or

(vii)	Result in any shareholder of the Seller having the right to exercise dissenters’ appraisal rights.

3.3	PRO FORMA EBITDA

(a)	The PRO FORMA EBITDA of the Business as at for the twelve (12) months ended March 28, 2015 is not less than $1,243,000.

(b)	Schedule 3.3(b) is a pro forma income statement for the Business as at March 28, 2015, and attached thereto is a detailed calculation of such earnings which fairly represent the financial condition of the Business and the results of its operations as at the above date in accordance with GAAP, based upon properly prepared and maintained accounting Records.

3.4	OPERATION OF THE BUSINESS

From the date of the LOI, Seller:

(a)	Has operated in the Ordinary Course of Business to preserve the Business’ current business organization, keep available the services of its officers, employees and agents and maintain its relations and goodwill with the Business’ suppliers, customers, landlords, creditors, employees, agents and others having a significant business relationships with it and preserve all of Seller’s material rights relating to the Business;

(b)	Did not implement operational decisions which would reasonably be expected to have a Material Adverse Effect on the Business.

3.5	BOOKS AND RECORDS

The books of account and other financial Records of Seller pertaining to the Business, all of which have been made available to Buyer, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices including the maintenance of an adequate system of internal controls, except where the failure to do any of the foregoing would not have a Material Adverse Effect on the Assets or Business.

3.6	TITLE TO ASSETS; ENCUMBRANCES

Seller owns good and transferable title to all of the Assets, free and clear of any Encumbrances other than permitted encumbrances described in Schedule 3.6 (the “Permitted Encumbrances”) and those Encumbrances described in Schedule 3.6 which shall be subject to a Secured Creditor Confirmation Letter from the relevant secured creditor delivered at Closing. At Closing, Seller will warrant to Buyer that subject to the foregoing all Assets shall be free and clear of all Encumbrances other than Permitted Encumbrances.

3.7	INVENTORY

All items included in the Inventory consist of a quality and quantity usable and saleable in the Ordinary Course of Business of Seller except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the accounting Records of Seller as of the Closing Date. Seller is not transferring to Buyer any inventory not owned by Seller, including goods already sold. All of the Inventory has been valued in accordance with GAAP. Inventory now on hand was purchased in the Ordinary Course of Business of Seller at a cost not exceeding market prices prevailing at the time of purchase. The quantities of each item of Inventory are reasonable based on past practice.

3.8	NO UNDISCLOSED LIABILITIES

Except as set forth in Schedule 3.8, there is no Liability affecting the Business or the Assets except for Liabilities incurred in the Ordinary Course of Business of Seller.

3.9	TAXES

Except where failure to be so would not have a Material Adverse Effect on the Assets or Business: a) Seller has filed or caused to be filed on a timely basis all Tax Returns and all reports with respect to Taxes that are or were required to be filed pursuant to applicable Legal Requirements; b) All Tax Returns and reports filed by Seller are true, correct and complete; and c) Seller has paid, or made provision for the payment of, all Taxes that have or may have become due for all periods covered by the Tax Returns or otherwise, or pursuant to any assessment received by Seller, except such Taxes, if any, as are listed in Schedule 3.9 and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided.

3.10	NO MATERIAL ADVERSE CHANGE

Since March 28, 2015, no event has occurred, or circumstance exists, that results in a Material Adverse Effect.

3.11	EMPLOYEE BENEFITS

Schedule 3.11 lists any plan, program, arrangement, agreement or commitment which is an employment, consulting, non-competition or deferred compensation agreement (or letter agreement), or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, stock option, stock purchase, stock appreciation rights, severance pay, life, health, disability or accident insurance plan, corporate-owned or key-man life insurance or other employee benefit that the Seller maintains or to which the Seller contributes or has any obligation to contribute in respect of Hired Active Employees (each an “Employee Plan”).

3.12	COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

Except as set forth in Schedule 3.12 and any event or occurrence which would not have a Material Adverse Effect on the Assets or Business:

(i)	Seller is, and at all times since April 1, 2013, has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of any of the Assets;

(ii)	no event has occurred or circumstance exists that (with or without notice or lapse of time) (a) May constitute or result in a violation by Seller of, or a failure on the part of Seller to comply with, any applicable Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of any of the Assets or (b) May give rise to any obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature relating to the Business; and

(iii)	Seller has not received, at any time since April 1, 2013, any written notice from any Governmental Body or any other Person regarding (a) any actual, alleged, possible or potential violation of, or failure to comply with, any applicable Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of any of the Assets or (b) any actual, alleged, possible or potential obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature relating to the Business.

3.13	LEGAL PROCEEDINGS; ORDERS

(a)	Except as set forth in Schedule 3.13 and any event or occurrence which would not have a Material Adverse Effect on the Assets or Business, there is no pending or, to Seller’s Knowledge, threatened Proceeding:

(i)	by or against Seller or that otherwise relates to or may affect the Business, or any of the Assets; or

(ii)	that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of Seller, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding. Seller has delivered to Buyer copies of all pleadings, correspondence and other documents relating to each Proceeding listed in Schedule 3.13. There are no Proceedings listed or required to be listed in Schedule 3.13 that could have a Material Adverse Effect on the Business, or upon the Assets.

(b)	Except as set forth in Schedule 3.13 and any event or occurrence which would not have a Material Adverse Effect on the Assets or Business:

(i)	there is no Order to which Seller and the Business or any of the Assets is subject; and

(ii)	to the Knowledge of Seller, no Hired Active Employee is subject to any Order or Legal Requirement that prohibits such Hired Active Employee from engaging in or continuing any conduct, activity or practice relating to the Business.

(c)	Except as set forth in Schedule 3.13 and any event or occurrence which would not have a Material Adverse Effect on the Assets or Business:

(i)	Seller is, and, at all times since April 1, 2013 has been in compliance with all of the terms and requirements of each Order to which it or any of the Assets is or has been subject;

(ii)	no event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which Seller or any of the Assets is subject; and

(iii)	Seller has not received, at any time since April 1, 2013 any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible violation of, or failure to comply with, any term or requirement of any Order to which Seller or any of the Assets is or has been subject.

3.14	ABSENCE OF CERTAIN CHANGES AND EVENTS

Except as set forth in Schedule 3.14 and any event or occurrence which would not have a Material Adverse Effect on the Assets or Business, since March 28, 2015, Seller has conducted the Business in the Ordinary Course of Business and there has not been any:

(a)	adoption of, amendment to or increase in the payments to or benefits under, any Employee Plan;

(b)	damage to or destruction or loss of any Asset, whether or not covered by insurance;

(c)	entry into, termination of or receipt of notice of termination of (i) any licence, distributorship, dealer, sales representative, joint venture, credit or similar Seller Contract affecting the Business, or (ii) any Seller Contract or transaction involving a total remaining commitment affecting the Business of more than Twenty-Five Thousand Dollars ($25,000);

(d)	sale (other than sales of Inventory in the Ordinary Course of Business), Lease or other disposition of any Asset or property of relating to the Business or the creation of any Encumbrance on any Asset;

(e)	cancellation or waiver by Seller of any claims or rights relating to the Business with a value in excess of Twenty Five Thousand Dollars ($25,000);

(f)	to the Seller’s Knowledge, indication by any Business customer generating for the Business in the 12-month period ending March 28, 2015 annual revenues in excess of Twenty Five Thousand Dollars ($25,000) or supplier providing during such period goods or services to the Business in excess of Twenty Five Thousand Dollars ($25,000), of an intention to discontinue or change the terms of its relationship with the Business;

(g)	material change in the accounting methods used by Seller in the Business; or

(h)	Seller Contract to do any of the foregoing.

3.15	CONTRACTS: NO DEFAULTS

(a)	Schedule 3.15 contains an accurate and complete list, and Seller has delivered to Buyer accurate and complete copies, of the Assumed Contracts.

(b)	Except as set forth in Schedule 3.15:

(i)	each Contract identified or required to be identified in Schedule 3.15 and which is to be assigned to or assumed by Buyer under this Agreement is in full force and effect and to the Seller’s Knowledge is valid and enforceable in accordance with its terms;

(ii)	each Contract identified or required to be identified in Schedule 3.15 and which is being assigned to or assumed by Buyer is assignable by Seller to Buyer without the consent of a third party (other than for Material Consents and Non material Consents);

(c)	Except as set forth in Schedule 3.15, to the Seller’s Knowledge:

(i)	Seller is, and at all times since April 1, 2013, has been, in compliance with all applicable terms and requirements of each Contract which is being assumed by Buyer;

(ii)	each other Person that has or had any obligation or liability under any Assumed Contract which is being assigned to Buyer is, and at all times since April 1, 2013, has been, in compliance with all applicable terms and requirements of such Contract;

(iii)	no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a Breach of, or give Seller or other Person party to such Contract the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Assumed Contract that is being assigned to or assumed by Buyer;

(iv)	no event has occurred or circumstance exists under or by virtue of any Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance affecting any of the Assets; and

(v)	Seller has not given to or received from any other Person, at any time since April 1, 2013, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or Breach of, or default under, any Contract which is being assigned to or assumed by Buyer.

(d)	There are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to Seller under Assumed Contracts with any Person having the contractual or statutory right to demand or require such renegotiation and no such Person has made written demand for such renegotiation;

(e)	Each Assumed Contract relating to the sale, design, manufacture or provision of products or services by Seller has been entered into in the Ordinary Course of Business of Seller and has been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

(f)	Except as provided for in Schedule 3.15, the Seller has, to its Knowledge, no reason to believe that the benefits of any relationship with any of its major customers or suppliers will not continue after the Closing Date in substantially the same manner as prior to the date of this Agreement, other than for any reason directly connected to the transactions contemplated herein, including the identity, credit and financial capacity of the Buyer. The Seller has delivered to the Buyer a true and complete list of key customers of the Business representing more than $150,000 in revenues for the Business for the 12-month period ended March 28, 2015. The Seller has no Knowledge of any facts which could reasonably be expected to result in the loss of any customers or sources of revenue of the Business which, in the aggregate, would be material to the Business.

(g)	Except as described in Schedule 3.15, to the Seller’s Knowledge:

(i)	the Seller has not given any guarantee or warranty relating to the Business in respect of the products sold or the services provided by it, except warranties made in the ordinary course of the Business, and except for warranties provided by Legal Requirement;

(ii)	since March 28, 2015, no claim has been made against the Seller relating to the Business for breach of warranty or contract, for negligence or for a price adjustment or other concession in respect of any defect or failure to perform or deliver any product, service or work which had an aggregate cost exceeding $5,000;

(iii)	with respect to any product sold or manufactured by the Seller relating to the Business, including goods in Inventory, there have been no defects or otherwise which could create or result in a liability for the Buyer. The Seller has no Knowledge of any ground on which any claim, demand, suit or proceeding in connection with any defects or otherwise which might be instituted against the Buyer in relation to the Business with any likelihood of success;

(iv)	the Seller is not subject to any Assumed Contract with any customer of the Business which could require the Seller to repurchase any products sold to such customer or to adjust any price or grant any refund, discount or other concession to such customer; and

(v)	the Seller is not required to provide any letters of credit, bonds or other financial security arrangements in connection with any transactions with its suppliers or customers of the Business.

3.16	INSURANCE

(a)	The Assets are insured and will remain insured until the Closing (or termination pursuant to Article VIII);

(b)	Except as set forth in Schedule 3.16;

(i)	all policies of insurance to which Seller is a party or that provide coverage to Seller:

1.	are valid, outstanding and enforceable;

2.	are issued by an insurer that is financially sound and reputable;

3.	taken together, provide adequate insurance coverage for the Assets and the operations of the Business for all risks normally insured against by a Person carrying on the same as Seller; and

4.	are sufficient for compliance with all Legal Requirements and Seller Contracts;

(ii)	Seller has not received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (B) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder;

(iii)	Seller has paid all premiums due, and has otherwise performed all of its obligations, under each policy of insurance to which it is a party or that provides coverage to Seller; and

(iv)	Seller has given notice to the insurer of all claims that may be insured thereby in relation to the Business.

3.17	EMPLOYEES

In respect of the Hired Active Employees:

(a)

Schedule 3.17 contains a complete and accurate list of the following information for each Hired Active Employee , including each such employee on leave of absence: employee name; job title; date of hiring; location; current compensation paid or payable and any change in compensation since March 28,

2015; sick and vacation leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Employee Plan, or any other employee or director benefit plan.

(b)	During the preceding three (3) years, (i) the Seller has complied with requirements of the Tax Act for the treatment of Hired Active Employees, including making all withholding from employee payroll and timely paid these amounts and the additional amounts required be paid by employers to the Tax authorities or other appropriate federal or provincial agency, and (ii) the Seller has not treated as independent contractors persons who are required to be treated as employees under the Tax Act and the related regulations and interpretations.

(c)	Except for any event or occurrence which would not have a Material Adverse Effect on the Assets or Business, Seller is in compliance with all applicable Canadian immigration laws pertaining to Hired Active Employees and has not been the subject of enforcement or other action by the Canadian Border Service Agency within the three-year period prior to the date of this Agreement in respect of Hired Active Employees.

(d)	Seller has thirty-three (33) Hired Active Employees and except for any event or occurrence which would not have a Material Adverse Effect on the Assets or Business, Seller has not violated the Labour Standards Act (Quebec), the Civil Code of Quebec or any similar provincial or local Legal Requirement in respect of its relationship with any of those employees. During the ninety (90) day period prior to the date of this Agreement, Seller has not terminated employees of the Business.

(e)	To the Knowledge of Seller, no Hired Active Employee is bound by any Contract that purports to limit the ability of such Hired Active Employee to engage in or continue or perform any conduct, activity, duties or practice relating to the Business with Buyer.

3.18	LABOR DISPUTES; COMPLIANCE

In respect of the Hired Active Employees:

(a)	Except for any event or occurrence which would not have a Material Adverse Effect on the Assets or Business: (i) the Seller has been and is now in compliance with all applicable Legal Requirements applicable to it respecting employment and employment practices, terms and conditions of employment, wages and hours and workplace health and safety at its facilities and work sites and in other work areas, and to its Knowledge, the Seller is not liable for any arrears of wages or penalties for failure to comply with any of the foregoing; and (ii) The Seller has not engaged in any unfair labor practice or discriminated on the basis of race, color, religion, sex, sexual orientation, national origin, age, disability or handicap in its employment conditions or practices.

(b)

Except as disclosed in Schedule 3.18, (i) Seller has not been, and is not now, a party to any collective bargaining agreement or other labor contract; (ii) since April 1, 2013, there has not been, there is not presently pending or existing, and to Seller’s Knowledge there is not threatened, any strike, slowdown, picketing, work stoppage or employee grievance process involving Seller and the Business; (iii) to Seller’s Knowledge no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute involving Seller and the Business; (iv) there is not pending or, to Seller’s Knowledge, threatened against or affecting Seller in relation to the Business, any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the Quebec Labour Relations Board or any comparable Governmental Body, and to the Seller’s Knowledge there is no organizational activity or other labor dispute against or affecting Seller; (v) no application or petition for an election of or for certification of a collective bargaining agent is pending in respect of Seller and the Business; (vi) no grievance or arbitration Proceeding exists that might have a Material Adverse Effect upon Seller or the conduct of the Business; (vii) there is no lockout of any employees by Seller, and no such action is contemplated by Seller; and (viii) to Seller’s Knowledge there has been no charge of discrimination filed against or threatened against Seller with any Governmental Body.

3.19	BROKERS OR FINDERS

Neither Seller nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Business, the Assets or the Contemplated Transactions; other than as disclosed by Seller to Buyer (namely PriceWaterhouseCoopers LLP), and for which Seller shall be liable to the complete exoneration of the Buyer.

3.20	SOLVENCY

Seller is not now insolvent (as defined in the Bankruptcy and Insolvency Act) and will not be rendered insolvent by any of the Contemplated Transactions.

3.21	DISCLOSURE

(a)	No representation or warranty or other statement made by Seller in this Article 3 contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

(b)	Seller does not have Knowledge of any fact that has specific application to Seller or the Business (other than general economic or industry conditions) that may have a Material Adverse Effect on the Assets, Business, their prospects, financial condition or results of operations that has not been set forth in this Agreement (or the Schedules).

3.22	RESIDENCY

The Seller is a resident of Canada for purposes of the Tax Act.

ARTICLE IV

BUYER’S REPRESENTATIONS AND WARRANTIES

4.1	ORGANIZATION AND GOOD STANDING

Buyer is a corporation duly organized, validly existing and in good standing under the laws of Canada, with full corporate power and authority to conduct its business as it is now conducted.

4.2	AUTHORITY; NO CONFLICT

(a)	This Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of the Website Agreement, the Supply Agreement, the Licence Agreement, the Transition Agreement and each other agreement to be executed or delivered by Buyer at Closing (collectively, the “Buyer’s Closing Documents”), each of the Buyer’s Closing Documents will constitute a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms. Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents, and such action has been duly authorized by all necessary corporate action.

(b)	Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to:

(i)	any provision of Buyer’s Governing Documents;

(ii)	any resolution adopted by the board of directors or the shareholders of Buyer;

(iii)	any Legal Requirement or Order to which Buyer may be subject; or

(iv)	any Contract to which Buyer is a party or by which Buyer may be bound.

(c)	Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3	CERTAIN PROCEEDINGS

There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions. To Buyer’s Knowledge, no such Proceeding has been threatened.

4.4	BROKERS OR FINDERS

Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the Contemplated Transactions.

4.5	SOLVENCY

Buyer is not now insolvent (as defined in the Bankruptcy and Insolvency Act) and will not be rendered insolvent by any of the Contemplated Transactions.

4.6	DISCLOSURE

No representation or warranty or other statement made by Buyer in this Article 4 contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

ARTICLE V

VARIOUS COVENANTS

5.1	OPERATION OF THE BUSINESS

From the date of this Agreement and until the earlier of Closing or termination of this Agreement for any cause whatsoever, Seller shall, in respect of the Business only (except with Buyer’s consent, not to be unreasonably withheld):

(a)	conduct the Business only in the Ordinary Course of Business;

(b)	except as otherwise directed by Buyer in writing, and without making any commitment on Buyer’s behalf, use its Best Efforts to preserve the Business’ current business organization, keep available the services of its officers, employees and agents and maintain its relations and goodwill with the Business’ suppliers, customers, creditors, employees, agents and others having a significant business relationships with it;

(c)	confer with Buyer prior to implementing operational decisions which would reasonably be expected to have a Material Adverse Effect on the Business;

(d)	otherwise report periodically to Buyer concerning the status of the Business, its operations and finances;

(e)	make no material changes in the Business’ management personnel without prior consultation with Buyer;

(f)	maintain the tangible Assets in a state of repair and condition that complies with Legal Requirements and is consistent with the requirements and normal conduct of the Business;

(g)	keep in full force and effect all of Seller’s material rights relating to the Business;

(h)	comply with all Legal Requirements and contractual obligations applicable to the Seller’s operations of the Business;

(i)	continue in full force and effect the current insurance coverage or substantially equivalent policies relating to the Business;

(j)	not materially amend or modify, nor terminate any Employee Plan, without the express written consent of Buyer, and except as required under the provisions of any Employee Plan, not make any contributions to or with respect to any Employee Plan other than that amount of cash to each Employee Plan necessary to fully fund all of the benefit liabilities of such Employee Plan on a plan-termination basis as of the Closing Date;

(k)	cooperate with Buyer and assist Buyer in identifying the Governmental Authorizations required by Buyer to operate the Business from and after the Closing Date;

(l)	continue to maintain books and Records of Seller relating to the Business;

(m)	not take any affirmative action, or fail to take any reasonable action, each within its control, as a result of which any of the changes or events listed in Sections 3.10 or 3.14 would be likely to occur;

(n)	not enter into any material amendments to any Assumed Contract or Governmental Authorization;

(o)	not allow the levels of the Inventory to vary materially from the levels customarily maintained;

(p)	not enter into any compromise or settlement of any litigation, proceeding or governmental investigation which would have a Material Adverse Effect on the Assets, the Business or the Assumed Liabilities.

5.2	REQUIRED APPROVALS

As promptly as practicable after the date of this Agreement, each Party shall make all filings required by Legal Requirements to be made by it, if any, in order to consummate the Contemplated Transactions. Each Party shall cooperate with the other with respect to all filings that the other elects to make or, pursuant to Legal Requirements, shall be required to make in connection with the Contemplated Transactions. As promptly as practicable after the date of this Agreement, each Party shall reasonably cooperate with the other Party in obtaining all Material Consents. As promptly as practicable after Closing, each Party shall reasonably cooperate with the other Party in obtaining all Nonmaterial Consents.

5.3	NOTIFICATION

From the date of this Agreement and until the earlier of Closing or termination of this Agreement for any cause whatsoever, each Party shall diligently notify the other in writing of any fact or condition that causes or constitutes a Breach of any of such Party’s representations and warranties made as of the date of this Agreement.

5.4	NO CONFUSION

Following Closing, each Party shall take all reasonable steps to avoid confusion between itself and the other Party which may result from the Contemplated Transactions.

5.5	PAYMENT OF LIABILITIES

Following Closing, Seller shall pay or otherwise satisfy all of its Liabilities and obligations pertaining to the Inventory.

ARTICLE VI

BUYER’S CONDITIONS PRECEDENT

The obligation of Buyer to complete the transactions described herein shall be subject to the Seller satisfying (in addition to delivery of documents required pursuant to Section 2.7(a) of this Agreement) the following conditions (as at or prior to) the Closing:

6.1	ACCURACY OF REPRESENTATIONS

All of Seller’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall be accurate in all material respects as of the date of this Agreement and time of Closing.

6.2	SELLER’S PERFORMANCE

All of the material covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement, and each of these covenants and obligations (considered individually), has been duly performed and complied with in all material respects.

6.3	CONSENTS

Each of the co-contractant’s Consent for the assignment of the Assumed Contracts identified in Schedule 6.3 (the “Material Consents”) shall have been obtained and shall be in full force and effect.

6.4	ADDITIONAL DOCUMENTS

Seller shall have caused the documents and instruments required by Section 2.7(a) to be delivered to Buyer.

6.5	NO INJUNCTION

There shall not be in effect any Legal Requirement or any Third Party injunction or other Order against Buyer or a Related Person of Buyer that (a) prohibits the consummation of the Contemplated Transactions by Buyer and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

6.6	EXCLUSIONS

For greater certainty, the following do not constitute conditions precedent:

(a)	Buyer’s directors’ and shareholders’ or other corporate or lender approval for the Contemplated Transactions;

(b)	Buyer’s financing to consummate the Contemplated Transactions.

ARTICLE VII

SELLER’S CONDITIONS PRECEDENT

The obligation of Seller to complete the transactions described herein shall be subject to the Buyer satisfying (in addition to delivery of documents required pursuant to Section 2.7(b) of this Agreement) the following conditions (as at or prior to) the Closing:

7.1	ACCURACY OF REPRESENTATIONS

All of Buyer’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall be accurate in all material respects as of the date of this Agreement and the time of the Closing.

7.2	BUYER’S PERFORMANCE

All of the material covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement as at the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been performed and complied with in all material respects.

7.3	CONSENTS

Each of the Material Consents (except those which Buyer waives) shall have been obtained and shall be in full force and effect.

7.4	ADDITIONAL DOCUMENTS

Buyer shall have caused the documents and instruments required by Section 2.7(b) to be delivered to Seller.

7.5	NO INJUNCTION

There shall not be in effect any Legal Requirement or any Third Party injunction or other Order against Seller or a Related Person of Seller that (a) prohibits the consummation of the Contemplated Transactions by Seller and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

ARTICLE VIII

TERMINATION

8.1	TERMINATION EVENTS

By notice given prior to or at the Closing, subject to Section 8.2, this Agreement may be terminated as follows:

(a)	by Buyer if a material Breach of any provision of this Agreement has been committed by Seller and such Breach has not been waived by Buyer;

(b)	by Seller if a material Breach of any provision of this Agreement has been committed by Buyer and such Breach has not been waived by Seller;

(c)	by Buyer if any condition precedent for the benefit of Buyer in Section 2.7(a) and in Article VI has not been satisfied as of the Closing Date or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement), and Buyer has not waived such condition on or before such date;

(d)	by Seller if any condition precedent for the benefit of Seller in Section 2.7(b) or in Article VII has not been satisfied as of the Closing Date or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement), and Seller has not waived such condition on or before such date;

(e)	by Buyer if as a result of Buyer’s communications with key clients of the Business or otherwise, certain key clients have indicated their intention not to do business with Buyer as successor of Seller in the operation of the Business, in such a manner which would have a Material Adverse Effect;

(f)	by mutual consent of Buyer and Seller;

(g)	by Buyer if the Closing has not occurred within ten (10) days following the date of this Agreement or such later date as the parties may agree upon, unless the Buyer is in material Breach of this Agreement; or

(h)	by Seller if the Closing has not occurred within ten (10) days following the date of this Agreement or such later date as the parties may agree upon, unless the Seller is in material Breach of this Agreement.

8.2	EFFECT OF TERMINATION

Each party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 8.1, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 8.2 and Article XI and XII (except for those in Section 12.5) will survive, provided, however, that, if this Agreement is terminated because of a Breach of this Agreement by the non-terminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE IX

POST-CLOSING COVENANTS

9.1	EMPLOYEES AND EMPLOYEE BENEFITS

(a)	Information on Active Employees. For the purpose of this Agreement, the term “Hired Active Employees” shall mean those thirty three (33) employees employed on the Closing Date by Seller for the Business, including employees on temporary leave of absence, including family medical leave, military leave, temporary disability or sick leave.

(b)	Employment of Hired Active Employees by Buyer. Buyer shall continue employment of each of the Hired Active Employees pursuant to Article 2097 of the Civil Code of Quebec and so notify each of them individually within three (3) Business Days following the Closing Date on at least equivalent salary, benefits and other conditions for each such Hired Active Employee.

(c)	Salaries and Benefits.

(i)	Seller shall be responsible for (a) the payment of all wages and other remuneration due to Hired Active Employees with respect to their services as employees of Seller through the close of business on the Closing Date, including pro rata quarterly bonus payments, if any; (b) and the provision of health plan continuation coverage in accordance with Legal Requirements prior to and through the close of business on the Closing Date; (c) all notices of termination or pay in lieu thereof, severance pay, damages for wrongful dismissal and any other employee entitlements, benefits or claims of whatever kind or nature for any Hired Active Employees who’s employment was terminated prior to the Closing Date. For greater certainty, Buyer shall be responsible for all vacation pay earned prior to the Closing Date as such amounts shall have been considered in the Purchase Price adjustments pursuant to Section 2.8.

(ii)	Seller shall be liable for any claims made or incurred by Hired Active Employees and their beneficiaries through the Closing Date under the Employee Plans. For purposes of the immediately preceding sentence, a charge will be deemed incurred, in the case of hospital, medical or dental benefits, when the services that are the subject of the charge are performed and, in the case of other benefits (such as disability or life insurance), when an event has occurred or when a condition has been diagnosed that entitles the employee to the benefit.

(iii)	Buyer shall be responsible for (a) the payment of all wages and other remuneration to Hired Active Employees with respect to their services as employees of Buyer following the Closing Date, including pro rata bonus payments and all vacation pay for periods which may have commenced prior to the Closing Date; (b) and the provision following the Closing Date of health plan continuation coverage in accordance with Legal Requirements; (c) all notices of termination or pay in lieu thereof, severance pay, damages for wrongful dismissal and any other employee entitlements, benefits or claims of whatever kind or nature for any Hired Active Employees i) who refuse to have their employment relationship transferred to Buyer after the Closing Date; or ii) whose employment is terminated after the Closing Date.

(iv)	Buyer shall be liable for any claims made or incurred by Hired Active Employees and their beneficiaries following the Closing Date under the existing or subsequent Employee Plans.

(d)	General Employee Provisions.

(i)	Seller and Buyer shall give any notices required by Legal Requirements and take whatever other actions with respect to the plans, programs and policies described in this Section 9.1 as may be necessary to carry out the arrangements described in this Section 9.1.

(ii)

If any of the arrangements described in this Section 9.1 are determined by any Governmental Body to be prohibited by law, Seller and Buyer shall modify such arrangements to as closely as possible reflect their expressed intent and retain the allocation of economic benefits and burdens to the parties contemplated herein in a manner that is not prohibited by law.

(iii)	Without limiting Buyer’s obligations pursuant to 9.1(b), Buyer shall not have any responsibility, liability or obligation, whether to Hired Active Employees, former employees, their beneficiaries or to any other Person, with respect to those specific employee benefit plans or programs maintained by Seller.

9.2	TAXES RESULTING FROM SALE OF ASSETS BY SELLER

(a)	The Buyer shall be liable for and shall pay all excise and sales taxes properly payable upon and in connection with the sale of the Assets pursuant to this Agreement from the Seller to the Buyer.

(b)	Seller shall remit in a timely manner to the relevant Governmental Body all Taxes paid to it by Buyer at Closing and resulting from or payable in connection with the sale of the Assets pursuant to this Agreement, regardless of the Person on whom such Taxes are imposed by Legal Requirements.

(c)	The Seller’s GST number is 13498 1190 and its Quebec Sales Tax number is 1015428526.

9.3	PAYMENT OF RETAINED LIABILITIES

Following Closing, Seller shall pay or otherwise satisfy all of its Liabilities and obligations pertaining to the Inventory or Assets, if failure to make any payments could impair Buyer’s use or enjoyment of the Assets or conduct of the Business as previously conducted by Seller with the Assets.

9.4	REPORTS AND RETURNS

Seller shall promptly after the Closing prepare and file all reports and returns required by Legal Requirements relating to the Business as conducted using the Assets, to and including the Closing Date.

9.5	ASSISTANCE IN PROCEEDINGS

Each Party will cooperate with the other Party and its counsel in the contest or defense of, and make available its personnel and provide any testimony and access to its books and Records in connection with, any Proceeding involving or relating to (a) any Contemplated Transaction or (b) any action, activity, circumstance, condition, conduct, event, fact, failure to act, incident, occurrence, plan, practice, situation, status or transaction on, before or after the Closing Date involving the Business.

9.6	CUSTOMER AND OTHER BUSINESS RELATIONSHIPS

For a reasonable period after the Closing Seller will reasonably cooperate with Buyer in its efforts to continue and maintain for the benefit of Buyer those business relationships of Seller existing prior to the Closing and relating to the Business to be operated by Buyer after the Closing, including relationships with lessors, employees, regulatory authorities, licensors, customers, suppliers and others in a manner that is not detrimental to any of such relationships. Seller will refer to Buyer all inquiries relating to such Business.

9.7	RETENTION OF AND ACCESS TO RECORDS

After the Closing Date, Buyer shall retain for a period consistent with record-retention Legal Requirements those Records of Seller delivered to Buyer. Buyer also shall provide Seller and its accountants and attorneys reasonable and timely access thereto, during normal business hours and on at least three days’ prior written notice, to enable them to prepare financial statements or tax returns or deal with tax audits. After the Closing Date, Seller shall provide Buyer reasonable and timely access to Records that are Excluded Assets but directly relate to the Assets or Business (excluding any other data), during normal business hours and on at least three days’ prior written notice, for any reasonable business purpose specified by Buyer in such notice.

9.8	FURTHER ASSURANCES

Subject to the proviso in Section 6.1, the parties shall cooperate reasonably with each other in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

9.9	NON COMPETITION AND NON SOLICITATION

(a)	For the purpose of this Section 9.9,

“Direct Competition Restrictive Period” means the period of five (5) years immediately following the Closing.

“Indirect Competition Restrictive Period” means a period of three (3) years immediately following the Closing.

“Territory” means Canada and the United States of America.

“Seller Restrictive Covenants” means the Seller’s restrictive covenants pursuant to paragraph b) of this Section 9.9 below.

(b)	As an inducement for Buyer to enter into this Agreement and subject to the conditions below:

i)	During the Direct Competition Restrictive Period, the Seller will not,

A.	in the Territory, sell Seller’s products to Corporate Clients or Approved Distributors or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of any Person engaged in or known as of the date hereof or who shall become known to the Seller during the Direct Competition Restrictive Period to be planning to engage in the sale of Seller’s products to Corporate Clients and Approved Distributors;

B.	solicit for employment any Hired Active Employee, provided that in all cases the posting of a position does not constitute solicitation; and

C.	disparage Buyer, the Assets or the Business as conducted by Buyer.

ii)	During the Indirect Competition Restrictive Period, the Seller will not, in the Territory, enter into a distribution or reseller contract or arrangement with a third party authorizing such third party to resell or distribute Seller’s products in the Territory in competition with the Business.

The Seller agrees that the covenants in this paragraph b) are reasonable with respect to their duration, geographical area and scope.

(c)	Notwithstanding the foregoing, nothing in paragraph 9.9 b) above shall prevent Seller from selling, or restrict Seller’s ability to sell, products to any person that purchases from Seller’s retail stores or websites open to the general public, provided that such purchases are occasional and not managed on a wide scale. For greater clarity, nothing herein shall be interpreted to prevent Seller from selling to entities that re-sell directly or indirectly to retail consumers (such as through retailers, franchisees, wholesale distributors, or others).

(d)	The parties agree that any violation of paragraph 9.9 b) will cause such damage to Buyer, which in addition to any damages that may be claimed, would be irreparable and the exact amount thereof would be impossible to ascertain and, for that reason, Seller agrees that Buyer shall have the right to seek an injunction and other specific performance measures to be issued by any competent Court, and in such event, the Buyer shall not be required to deposit or post any security for costs.

(e)	For greater certainty, the Parties agree that no portion of the Purchase Price shall be allocated to the Seller Restrictive Covenants.

ARTICLE X

SURVIVAL AND INDEMNIFICATION

10.1	SURVIVAL

All representations, warranties, covenants and obligations in this Agreement, the certificates delivered pursuant to Section 2.7 and any other certificate or document delivered pursuant to this Agreement shall survive the Closing and the consummation of the Contemplated Transactions for a period of twelve (12) months, subject to Section 10.7. The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation conducted at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. Unless agreed otherwise in writing between Buyer and Seller at Closing, the waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will constitute a valid waiver of the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations.

10.2	INDEMNIFICATION BY SELLER

Seller will indemnify and hold harmless Buyer for any damage or expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses) or diminution of value, whether or not involving a Third-Party Claim (collectively, “Damages”), arising from:

(a)	any Breach of any representation or warranty made by Seller in (i) this Agreement, or (ii) the bringdown certificate delivered by Seller pursuant to Section 2.7(a) (for this purpose, including the Schedules attached to each such certificate will be deemed to have stated that Seller’s representations and warranties in this Agreement fulfill the requirements of Section 6.1 as of the Closing Date as if made on the Closing Date unless the certificate expressly states that the matters disclosed in a supplement have caused a condition specified in Section 6.1 not to be satisfied);

(b)	any Breach of any covenant or obligation of Seller in this Agreement;

(c)	any Liability arising out of the ownership or operation of the Assets prior to the Closing Date, other than the Assumed Liabilities;

(d)	any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Seller (or any Person acting on its behalf) in connection with any of the Contemplated Transactions;

(e)	any product or component thereof manufactured by or shipped, or any services provided by, Seller in respect of the Business prior to the Closing Date;

(f)	any Liabilities of Seller which are not Assumed Liabilities.

10.3	INDEMNIFICATION BY BUYER

Buyer will indemnify and hold harmless Seller for any Damages arising from:

(a)	any Breach of any representation or warranty made by Buyer in this Agreement or the bringdown certificate delivered by Buyer pursuant to Section 2.7(b) ;

(b)	any Breach of any covenant or obligation of Buyer in this Agreement, including without limitation in respect of Hired Active Employees, as described in Section 9.1;

(c)	any Liability arising out of the ownership or operation of the Assets or Business on or after the Closing Date;

(d)	any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Buyer (or any Person acting on its behalf) in connection with any of the Contemplated Transactions;

(e)	any product or component thereof manufactured by or shipped, or any services provided by, Buyer in respect of the Business on or after the Closing Date; or

(f)	any Assumed Liabilities.

10.4	NOTICE OF CLAIM

The notice of a claim will not constitute an election of remedies or limit the claiming party in any manner in the enforcement of any other remedies that may be available to it hereunder.

10.5	THIRD-PARTY CLAIMS

(a)	Promptly after receipt by the Party entitled to indemnity under Section 10.2 or 10.3 (an “Indemnified Person”) of notice of the assertion of a Third-Party Claim against it, such Indemnified Person shall give written notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person’s failure to give, or undue delay in giving, such written notice.

(b)

If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 10.5(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim, with counsel satisfactory to the Indemnified Person, acting reasonably. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this X for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Third-Party Claim, no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s Consent unless (a) there is no finding or admission of any violation of Legal Requirement or any violation of the rights of any Person; (b) the sole relief provided is monetary damages that are paid or payable in full by the Indemnifying Person; and (c) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its Consent. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within ten (10) Business Days after the Indemnified Person’s written notice is received, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall be deemed to have waived such right to assume the defense and the Indemnified Person may agree to any compromise or settlement in respect of such Third Party Claim.

(c)	Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or its Related Persons other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim.

(d)	In all cases, the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended by the Indemnified Person for the purposes of this Agreement or any compromise or settlement effected without its Consent.

(e)	Notwithstanding the provisions of Section 12.9, the Indemnifying Person hereby consents to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against the Indemnified Person for purposes of any claim that the Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein.

(f)	With respect to any Third-Party Claim subject to indemnification under this Article X: (i) Both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(g)	With respect to any Third-Party Claim subject to indemnification under this Article X, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use its Best Efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

10.6	OTHER CLAIMS

A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by written notice to the party from whom indemnification is sought.

10.7	LIMITATION

Notwithstanding the foregoing and any other provision hereunder or right at law, the claims which may be made herein by Buyer from or against Seller and Seller’s indemnification obligations hereunder shall be limited as follows:

(a)	No claim or claims may be made unless the aggregate of all such claims exceeds One Hundred Thirty Thousand Dollars ($130,000);

(b)	The maximum amount of all claims shall not in the aggregate exceed twenty-five percent (25%) of the Purchase Price; and

(c)	No claim may be made more than twelve (12) months after the Closing Date except with respect to the title on the Assets or any of them or in the event of fraud.

10.8	INDEMNIFICATION AS ADJUSTMENT

All indemnification payments, if any, made pursuant to this Article X will be treated as an adjustment to the Purchase Price unless otherwise required by Legal Requirement.

ARTICLE XI

CONFIDENTIAL INFORMATION

11.1	CONFIDENTIAL INFORMATION - DEFINITION OF CONFIDENTIAL INFORMATION

(a)	As used in this Article XI, the term “Confidential Information” includes any and all of the following information of Seller or Buyer that has been or may hereafter be disclosed in any form, whether in writing, orally, electronically or otherwise, or otherwise made available by observation, inspection or otherwise by either party (Buyer on the one hand or Seller, on the other hand) each party being a “Disclosing Party” or a “Receiving Party”, as the case may be:

(i)	all information that is a trade secret under applicable trade secret or other law;

(ii)	all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer hardware, Software and database technologies, systems, structures and architectures;

(iii)

all information concerning the business and affairs of the Disclosing Party (which includes historical and current financial statements, financial projections and budgets, tax returns and accountants’ materials, historical, current and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client and customer lists and files, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented), and all information obtained from review of the Disclosing Party’s documents or property or discussions with the Disclosing Party regardless of the form of the communication; and

(iv)	all notes, analyses, compilations, studies, summaries and other material prepared by the Receiving Party to the extent containing or based, in whole or in part, upon any information included in the foregoing.

(b)	Any trade secrets of a Disclosing Party shall also be entitled to all of the protections and benefits under applicable trade secret law and any other applicable law. If any information that a Disclosing Party deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this Article XI, such information shall still be considered Confidential Information of that Disclosing Party for purposes of this Article XI to the extent included within the definition. In the case of trade secrets, each of Buyer and Seller hereby waives any requirement that the other party submit proof of the economic value of any trade secret or post a bond or other security.

11.2	RESTRICTED USE OF CONFIDENTIAL INFORMATION

(a)	Unless and until this Agreement is terminated, Seller shall maintain as confidential any Confidential Information (including for this purpose any information of Seller of the type referred to in Sections 11.1(a)(i), (ii) and (iii), whether or not disclosed to Buyer) of the Seller which forms part of the Assets or the Assumed Liabilities.

(b)	Until Closing, Buyer shall maintain as confidential, and shall not use for any purpose other than the negotiation and finalization of the Contemplated Transactions, any Confidential Information of the Seller, whether or not it forms part of the Assets, Business, Assumed Contracts or Assumed Liabilities.

(c)	From and after the Closing, Buyer shall be entitled to: i) use the Confidential Information which forms part of the Assets, Business, Assumed Contracts or Assumed Liabilities; and ii) disclose the Confidential Information which forms part of the Assets, Business, Assumed Contracts or Assumed Liabilities, save and except to the extent for such information also remains Confidential Information of the Seller(including Seller’s financial results or information relating to the Business, Seller’s cost of goods for the Business, Seller’s pricing for the Business).

11.3	LEGAL PROCEEDINGS

If a Receiving Party becomes compelled in any Proceeding or is requested by a Governmental Body having regulatory jurisdiction over the Contemplated Transactions to make any disclosure that is prohibited or otherwise constrained by this Article XI, that Receiving Party shall provide the Disclosing Party with prompt written notice of such compulsion or request so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Article XI. In the absence of a protective order or other remedy, the Receiving Party may disclose that portion (and only that portion) of the Confidential Information of the Disclosing Party that the Receiving Party is legally compelled to disclose or that has been requested by such Governmental Body, provided, however, that the Receiving Party shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any Confidential Information is so disclosed. The provisions of this Section 11.3 do not apply to any Proceedings between the parties to this Agreement.

11.4	RETURN OR DESTRUCTION OF CONFIDENTIAL INFORMATION

If this Agreement is terminated, each Receiving Party shall (a) destroy all Confidential Information of the Disclosing Party prepared or generated by the Receiving Party without retaining a copy of any such material; (b) promptly deliver to the Disclosing Party all other Confidential Information of the Disclosing Party, together with all copies thereof, in the possession, custody or control of the Receiving Party or, alternatively, with the written consent of a Seller Contact or a Buyer Contact (whichever represents the Disclosing Party) i) destroy all such Confidential Information; and (ii) certify all such destruction in writing to the Disclosing Party, provided, however, that the Receiving Party may retain a list that contains general descriptions of the information it has returned or destroyed to facilitate the resolution of any controversies after the Disclosing Party’s Confidential Information is returned.

11.5	INJUNCTIVE RELIEF

Each Party acknowledges and agrees that the other Party would be irreparably damaged if any of the provisions of this Article XI are not performed in accordance with their specific terms and that any Breach of this Article XI could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which a Party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Article XI by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent Breaches or threatened Breaches of this Article XI, without posting any bond or other undertaking.

ARTICLE XII

MISCELLANEOUS

12.1	EXPENSES

Except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expense of its Representatives.

12.2	PUBLIC ANNOUNCEMENTS

Any public announcement, press release or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as mutually agreed in writing by the Seller and the Buyer.

12.3	NOTICES

All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses or facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, or person as a party may designate by notice to the other parties):

Seller:

Birks Group Inc.

1240, Square Phillips

Montréal, Québec, H3B 3H4

Attention: Vice President, Legal Affairs and Corporate Secretary

Fax no.: (514) 397-2537

with a mandatory copy (which in itself shall not constitute sufficient notice) to:

Borden Ladner Gervais LLP

1000 De la Gauchetière West, Suite 900

Montréal, Québec, H3B 5H4

Attention: Genevieve Bergeron

Fax no.: 514-954-1905

Buyer:

Rideau Recognition Solutions Inc.

473 Deslauriers

Montréal, Québec, H4N 1W2

Attention: Peter W. Hart

Fax no.: (514) 336-0092

with a mandatory copy (which in itself shall not constitute sufficient notice) to:

Mitchell Gattuso

1010 Sherbrooke West, Suite 2200,

Montréal, Québec, H3A 2R7

Attention: Carl M. Ravinsky

Fax no.: (514) 284-3483

12.4 ASSIGNMENTS, SUCCESSORS AND NO THIRD-PARTY RIGHTS

No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party, except that Buyer may assign any of its rights and delegate any of its obligations under this Agreement to a wholly-owned subsidiary of Buyer, provided that Buyer would not then be released or discharged of any obligation or liability hereunder but rather remain solidarily liable with the assignee, and may collaterally assign its rights hereunder, subject to the terms hereunder, to any financial institution providing financing in connection with the Contemplated Transactions. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 12.5.

12.5	SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.6	CONSTRUCTION

The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Articles” and “Sections” refer to the corresponding Articles and Sections of this Agreement.

12.7	TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

12.8	GOVERNING LAW

This Agreement will be governed by and construed under the laws of the Province of Québec and the federal laws of Canada applicable thereto, without regard to conflicts-of-laws principles that would require the application of any other law. The parties hereto exclusively attorn to the Courts of the Province of Québec, sitting in and for the District of Montréal.

12.9	EXECUTION OF AGREEMENT

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by e-mail or facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by e-mail or facsimile shall be deemed to be their original signatures for all purposes.

12.10	ENGLISH/FRENCH CLAUSE

The parties hereto have consented to and required that this Agreement and any materials or documents related thereto be drawn up in the English Language. Les parties aux présentes ont requis et consenti à ce que les dispositions de la présente convention et tout le matériel accessoire et les documents y afférents soient rédigés dans la langue anglaise.

IN WITNESS WHEREOF, the parties have executed this agreement at the place and as of the date hereinabove mentioned.

	Birks Group Inc.		Rideau Recognition Solutions Inc.

Per:		Per:
	/s/ Jean-Christophe Bédos		/s/ Peter W. Hart
	Jean-Christophe Bédos, President and Chief Executive Officer		Peter W. Hart Chief Executive Officer

	/s/ Marco Pasteris		/s/ Jean-Francois Grou
	Marco Pasteris Vice President, Business Development and Support		Jean-Francois Grou President, Chief Operating Officer

[Rstone APA signature page]